Exhibit 1

For Release

Compugen Discovers Drug Target for Treatment of
Multiple Myeloma

CGEN-928 demonstrates broad expression in multiple myeloma tumor cells including drug resistant and aggressive primary tumor cell lines

New drug target was predicted in silico through use of
 Compugen’s Monoclonal Antibody Targets Discovery Platform

Tel Aviv, Israel, May 11, 2010 --- Compugen Ltd. (NASDAQ: CGEN) announced today the discovery and initial experimental validation of CGEN-928 as a drug target for the treatment of multiple myeloma. In recently completed studies, CGEN-928, a membrane protein which previously had no known function or potential clinical utility, demonstrated broad expression in human multiple myeloma tumor cells, including drug resistant and aggressive primary tumor cell lines. In addition, the protein’s expression profile indicates its possible use as both a diagnostic and prognostic marker for multiple myeloma. The potential of CGEN-928 to address these important unmet medical needs was initially predicted through the use of Compugen’s Monoclonal Antibody Targets Discovery Platform. Patent applications covering the use of CGEN-928 for these and additional therapeutic and diagnostic purposes have been filed by the Company.

Dr. James R. Berenson, a leading multiple myeloma specialist and the Medical & Scientific Director of The Institute for Myeloma & Bone Cancer Research in California, where most of this research was conducted, stated, “These early results obtained with CGEN-928 are very encouraging, especially given the fact that this protein is showing high levels of expression in many multiple myeloma tumors that are very drug resistant and highly aggressive.”

Earlier evaluation by Compugen of the in silico predicted CGEN-928 transcript demonstrated high expression levels in multiple myeloma samples compared with various normal tissue samples. Studies were then performed with two independent experimental systems confirming the existence of the CGEN-928 protein on the membranes of cells derived from the bone marrow of multiple myeloma patients, as well as on the membranes of primary tumor cell lines both from cell culture and grown in mice. These experimental results, demonstrating CGEN-928’s broad expression in multiple myeloma tumor cells, support its potential therapeutic value in the treatment of multiple myeloma, including in patients with an aggressive and drug resistant form of the disease. These findings also indicate that CGEN-928 may offer the diagnostic potential to detect a broader population of multiple myeloma cells, including critical drug resistant tumor cells.

Dr. Anat Cohen-Dayag, Compugen’s president and CEO, stated, “We are extremely pleased by our initial portfolio of novel antibody drug targets, such as CGEN-928, which has the potential to meet critical needs for oncology diagnosis and treatment. Due to a number of advantages, antibody therapy is the fastest growing drug class, and identification of appropriate antibody targets is the key discovery challenge.  More importantly from a corporate standpoint, Compugen’s recent target candidate discoveries are clearly demonstrating to the biopharmaceutical industry the power and unique capabilities of our Monoclonal Antibody Targets Discovery Platform, and we are now seeing rapidly growing interest in exploring potential collaborations with us in this field.”

About Multiple Myeloma
Multiple myeloma is a malignancy of the bone marrow. The tumor is composed of plasma cells, which are specialized immune cells that under normal conditions produce antibodies, and therefore are a key component of a healthy immune system. However, in multiple myeloma, the plasma cells in the bone marrow become cancerous and begin to divide without control destroying normal bone tissue and often causing severe pain, fractures, and skeletal deformities. Other complications of the disease include anemia, infections and hyper calcemia, all of which can lead to death. Multiple myeloma is the second most prevalent blood cancer after non-Hodgkin's lymphoma. It represents approximately 1% of all cancers and 2% of all cancer deaths. Although the peak age of onset of multiple myeloma is 65 to 70 years of age, recent statistics indicate both increasing incidence and earlier age of onset.

About Compugen’s Monoclonal Antibody Targets Discovery Platform
Compugen’s Antibody Therapeutic Targets Discovery Platform relies heavily on Compugen’s LEADS and MED capabilities, two computational biology infrastructure platforms that serve as core components for the development of Compugen’s discovery platforms. The LEADS platform provides a comprehensive view of the human transcriptome, proteome, and peptidome and serves as a rich infrastructure for the discovery of novel genes, transcripts and proteins. It includes extensive gene information and annotation, such as: splice variants, antisense genes, SNPs, novel genes, RNA editing, etc. At the protein level, LEADS provides full protein annotation, including homologies, domain information, subcellular localization, peptide prediction, and novelty status. The MED Platform is an integrated database composed of the results from more than 40,000 public and proprietary microarray experiments,  normalized and organized into approximately 1,400 therapeutically relevant conditions (i.e. normal tissues, malignant tissues, tissues from drug treated patients, etc.). Utilizing a sophisticated query interface, the proprietary MED platform allows the simultaneous examination of the expression of genes and pathways across all 1,400 conditions and tissues as well as all 40,000 microarray experiments.

In addition to incorporating MED and LEADS, the mAb Targets Discovery Platform utilizes multiple data sources and algorithms to predict a large number of novel membrane proteins that can serve as targets for antibody therapeutics, such as for various cancer and autoimmune diseases. The selection of appropriate candidates from this large body of predicted membrane proteins is accomplished using sub-modules of algorithms and other computational tools developed specifically for each disease state or protein family.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. Compugen’s growing number of collaborations with major pharmaceutical and diagnostic companies cover both (i) the licensing of product candidates discovered by Compugen during the validation of its discovery platforms and in its internal research, and (ii) “discovery on demand” agreements where existing or new Compugen discovery platforms are utilized to predict and select product candidates as required by our partner. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220